                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. __)*


                              GERALD STEVENS, INC.
            --------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   37369G 10 1
            --------------------------------------------------------
                                 (CUSIP Number)


                               Jonathan L. Awner
                       Akerman Senterfitt & Eidson, P.A.
                                1 SE 3rd Avenue
                              Miami, Florida 33131
                                 (305) 374-5600
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D


CUSIP NO. 37369G 10 1                                        PAGE 2 OF 12 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
    1
          New River Capital Partners, L.P.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
    2
                                                                    (b)[X]
--------------------------------------------------------------------------------
          SEC USE ONLY
    3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          WC
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
                                           7,977,104
          NUMBER OF             ------------------------------------------------
            SHARES                         SHARED VOTING POWER
         BENEFICIALLY               8
           OWNED BY                        0
             EACH               ------------------------------------------------
          REPORTING                        SOLE DISPOSITIVE POWER
            PERSON                  9
             WITH                          7,977,104
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                  10
                                           0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
          7,977,104
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 12
                                                                          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          21.7%
--------------------------------------------------------------------------------

    14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP NO. 37369G 10 1                                        PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
    1
          B&B Management Partners, L.P.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
    2
                                                                    (b)[X]
--------------------------------------------------------------------------------
          SEC USE ONLY
    3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          Not Applicable
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
                                           7,977,104 (See Item 2)
          NUMBER OF             ------------------------------------------------
            SHARES                         SHARED VOTING POWER
         BENEFICIALLY               8
           OWNED BY                        0
             EACH               ------------------------------------------------
          REPORTING                        SOLE DISPOSITIVE POWER
            PERSON                  9
             WITH                          7,977,104 (See Item 2)
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                  10
                                           0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
          7,977,104 (See Item 2)
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 12
                                                                          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          21.7%
--------------------------------------------------------------------------------

    14    TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP NO. 37369G 10 1                                        PAGE 4 OF 12 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
    1
          SRB Investments, Inc.
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
    2
                                                                    (b)[X]
--------------------------------------------------------------------------------
          SEC USE ONLY
    3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          Not Applicable
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
                                           7,977,104 (See Item 2)
          NUMBER OF             ------------------------------------------------
            SHARES                         SHARED VOTING POWER
         BENEFICIALLY               8
           OWNED BY                        0
             EACH               ------------------------------------------------
          REPORTING                        SOLE DISPOSITIVE POWER
            PERSON                  9
             WITH                          7,977,104 (See Item 2)
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                  10
                                           0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
          7,977,104 (See Item 2)
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 12
                                                                          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          21.7%
--------------------------------------------------------------------------------

    14    TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP NO. 37369G 10 1                                        PAGE 5 OF 12 PAGES

--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
    1
          Steven R. Berrard
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[ ]
    2
                                                                    (b)[X]
--------------------------------------------------------------------------------
          SEC USE ONLY
    3

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          Not Applicable
--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5     TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          United States
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
                                           7,977,104 (See Item 2)
          NUMBER OF             ------------------------------------------------
            SHARES                         SHARED VOTING POWER
         BENEFICIALLY               8
           OWNED BY                        0
             EACH               ------------------------------------------------
          REPORTING                        SOLE DISPOSITIVE POWER
            PERSON                  9
             WITH                          7,977,104 (See Item 2)
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                  10
                                           0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
          7,977,104 (See Item 2)
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 12
                                                                          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
          21.7%
--------------------------------------------------------------------------------

    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.           SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Gerald Stevens, Inc., a Delaware corporation (the "Issuer"), which, prior to April 30, 1999, was known as Florafax International, Inc. The principal executive offices of the Issuer are located at 301 East Las Olas Boulevard, Suite 300, Fort Lauderdale, Florida 33301.

ITEM 2.           IDENTITY AND BACKGROUND.

(a): This Statement on Schedule 13D is being filed jointly by New River Capital Partners, L.P. ("New River"), B & B Management Partners, L.P. ("B&B Management"), SRB Investments, Inc. ("SRB Investments") and Steven R. Berrard ("Mr. Berrard"). New River, B&B Management, SRB Investments and Mr. Berrard are referred to hereinafter collectively as the "Reporting Persons" and individually as a "Reporting Person." This statement is being filed (i) by New River as the direct beneficial owner of 7,977,104 shares of the Common Stock (the "New River Common Stock") and (ii) by the other three Reporting Persons by virtue of their respective relationships with New River as described in Item 2(c), below. A copy of an agreement among the Reporting Persons with respect to their joint filing of this statement is attached hereto as Exhibit 1.

(b): The principal business address for Mr. Berrard is 110 S.E. 6th Street, Fort Lauderdale, FL 33301. The prinicipal business address for New River is 100 S.E. 3rd Avenue, Suite 1101, Fort Lauderdale, Florida 33301. The principal business address of B&B Management is 100 S.W. 3rd Avenue, Suite 1101, Fort Lauderdale, Florida 33301. The principal business address of SRB Investments is 502 East John Street, Carson City, Nevada 89706.

(c): Mr. Berrard is a member of the board of directors of the Issuer. Mr. Berrard's principal employment is as President and Co-Chief Executive Officer of AutoNation, Inc., a New York Stock Exchange-listed company which is principally engaged in automotive retail and rental businesses. AutoNation, Inc.'s principal business address is 110 S.E. 6th Street, Ft. Lauderdale, FL 33301. Mr. Berrard is the sole shareholder, director and officer of SRB Investments. SRB Investments is principally engaged as the sole managing general partner of B&B Management. B&B Management is principally engaged as the sole general partner of New River. New River is principally engaged as a venture capital investment fund and has investments in the Issuer and other companies.

(d): During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e): During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a Reporting Person being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): Mr. Berrard is a citizen of the United States of America. New River is a Delaware limited partnership. B&B Management is a Delaware limited partnership. SRB Investments is a Nevada corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 11, 1998, New River purchased 5,684,755 shares of common stock, par value $0.01 per share, of Gerald Stevens Retail, Inc. (the "GSR Common Stock"), which, prior to April 30, 1999, was known as Gerald Stevens, Inc. ("Gerald Stevens Retail"), for an aggregate price of $5,500,000. On October 1, 1998, New River purchased 224,211 shares of GSR Common Stock for an aggregate price of $1,065,000. The source of New River's funds for its investments in Gerald Stevens Retail was its working capital, which was obtained from cash contributions by its partners. The Issuer entered into an Agreement and Plan of Merger as of December 9, 1998 (the "Merger Agreement") with Gerald Stevens Retail and Red Cannon Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Red Cannon"). Pursuant to the Merger Agreement, on April 30, 1999, Red Cannon was merged with and into Gerald Stevens Retail (the "Merger"), with Gerald Stevens Retail continuing as the surviving corporation and a wholly-owned subsidiary of the Issuer. In connection with the Merger, each share of GSR Common Stock has been converted into the right to receive 1.35 shares of the Common Stock. Accordingly, as a result of the Merger, New River's 5,908,966 shares of GSR Common Stock were converted on April 30, 1999 into the right to receive the New River Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         New River acquired the Common Stock for investment purposes and none of the Reporting Persons has any plans or proposals which relate to or would result in any of the events or transactions described in Items 4(a) through 4(j) of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a): The aggregate number of shares of the Common Stock to which this statement relates is 7,977,104 shares, representing approximately 21.7% of the outstanding Common Stock. New River is the direct beneficial owner of such shares, and each of the other three Reporting Persons may be deemed to be the indirect beneficial owner of such shares by virtue of their respective relationships with New River described in Item 2(c), above.

(b): New River has the sole power to vote and the sole power to dispose of the New River Common Stock. By virtue of the relationships described under Item 2(c), above, each of the other three Reporting Persons may be deemed to have sole voting and sole dispositive power with respect to the New River Common Stock.

(c): On April 30, 1999, the Merger was completed, pursuant to which New River's shares in Gerald Stevens Retail were converted into the right to receive the New River Common Stock.

(d): New River has the sole right to receive dividends from, or the proceeds from the sale of, the New River Common Stock. B&B Management has the sole power to direct New River to sell its assets or distribute its assets to New River's partners, including all or part of the New River Common Stock. B&B Management, as the sole general partner of New River, has the sole power to direct to New River's partners the receipt of dividends from, or the proceeds from the sale of, the New River Common Stock

SRB Investments is the managing general partner of B&B Management, and Mr. Berrard is the sole stockholder, director and officer of SRB Investments. None of the limited partners in New River, or of the partners in B&B Management except for SRB Investments, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the New River Common Stock reported herein or the power to direct New River to distribute the New River Common Stock (or the dividends or sale proceeds derived therefrom) to New River's partners.

(e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as follows, there are no contracts, arrangements or relationships among the persons named in Item 2 and any person with respect to the Common Stock:

         Pursuant to a Stockholders Agreement dated as of October 1, 1998 among Gerald Stevens Retail, New River and certain other stockholders of Gerald Stevens Retail (the "Stockholders Agreement"), a copy of which is attached hereto, New River agreed not to sell any shares of Gerald Stevens Retail or any shares of a public company into which shares of Gerald Stevens Retail common stock are converted into, in an amount greater than $500,000 in value, unless it first provided the company with two business days prior written notice of such proposed sale together with the right of refusal to purchase the offered shares. This right of first refusal expires on October 1, 2000. In connection with the Merger, the GSR Common Stock was converted into the New River Common Stock. Pursuant to the terms of the Stockholders Agreement, New River's rights and obligations thereunder remain in effect after such conversion with respect to the New River Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement among Steven R. Berrard, New River Capital
           Partners, L.P., B&B Management, L.P. and SRB Investments, Inc.

Exhibit 2: Stockholders Agreement among Gerald Stevens Retail, Inc., New River
           Capital Partners, L.P. and certain other stockholders of Gerald Stevens Retail, Inc.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 14, 1999                  NEW RIVER CAPITAL PARTNERS, L.P.

                                     By: B&B Management Partners, L.P.,
                                         as its General Partner

                                         By: SRB Investments, Inc.,
                                             as its Managing General Partner

                                         By: /s/ STEVEN R. BERRARD
                                             -----------------------------------
                                             Steven R. Berrard, President



Dated: May 14, 1999                  B&B MANAGEMENT PARTNERS, L.P.

                                     By: SRB Investments, Inc.,
                                         as its Managing General Partner

                                         By: /s/ STEVEN R. BERRARD
                                             -----------------------------------
                                             Steven R. Berrard, President


Dated: May 14, 1999                  SRB INVESTMENTS, INC.


                                     By: /s/ STEVEN R. BERRARD
                                         ---------------------------------------
                                         Steven R. Berrard, President



Dated: May 14, 1999                   /s/ STEVEN R. BERRARD
                                     -------------------------------------------
                                     Steven R. Berrard

INDEX TO EXHIBITS

NUMBER            EXHIBIT
------            -------

1* Joint Filing Agreement among Steven R. Berrard, New River Capital Partners, L.P., B & B Management, L.P. and SRB Investments, Inc.

2* Shareholders Agreement among Gerald Stevens Retail, Inc., New River Capital Partners, L.P., and certain other shareholders of Gerald Stevens Retail, Inc.

-------------
*   Filed herewith.